DREYFUS INDEX FUNDS, INC.
c/o The Dreyfus Corporation
200 Park Avenue
New York, New York 10166

August 10, 2012

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:          Dreyfus Index Funds, Inc.
Request for Withdrawal of Post-Effective Amendments

Ladies and Gentlemen:

Dreyfus Index Funds, Inc. (the "Registrant") respectfully requests that Post-Effective Amendment Nos. 31, 33 and 35 to its Registration Statement on Form N-1A (the "Post-Effective Amendments") filed with the Securities and Exchange Commission on December 30, 2011, March 14, 2012 and July 19, 2012, respectively, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "Securities Act"), be withdrawn pursuant to Rule 477 under the Securities Act.

The Registrant is requesting withdrawal of the Post-Effective Amendments because it has determined not to proceed with the registration of Dreyfus ACWI Ex-U.S. Index Fund.   No solicitations have been made and no shares have been issued or sold under any of the Post-Effective Amendments.

Please direct any questions regarding this matter to Brad A. Green of Stroock & Stroock & Lavan LLP, counsel to the Registrant, at 212.806.6274.

Sincerely,

/s/  Jeff Prusnofsky
Jeff Prusnofsky
Vice President